Albany Atlanta Brussels Denver Los Angeles	New York Philadelphia San Diego San Francisco Washington, DC
THOMAS WARDELL (404) 527-4990	EMAIL ADDRESS twardell@mckennalong.com

October 20, 2009

Craig H. Arakawa
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4628

Re:	Songzai International Holding Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 30, 2009
Comment Letter Dated September 18, 2009
File No. 333-66994

Dear Mr. Arakawa:

On October 19, 2009, we submitted correspondence to you via EDGAR submission responding to a comment letter from the United States Securities and Exchange Commission in connection with the review of the Annual Report on Form 10-K for the year ended December 31, 2008 of Songzai International Holding Group, Inc.  Our correspondence dated October 19, 2009, also included a draft of a Form 10-K/A for the year ended December 31, 2009.  In your comment letter dated September 18, 2009, Comment 3 stated that the records of the Commission did not reflect that shares of Songzai are registered under §12(g) of the Securities Exchange Act of 1934, as amended, and requested an explanation as to why the cover of Songzai’s Form 10-K showed that its shares are so registered.  The response to this comment correctly stated that the records of the Commission are correct and the cover of the filing was amended to show that shares of Songzai stock are not registered under §12(g) of the Exchange Act.  Upon further review, we note that while the cover page of the Form 10-K/A as submitted no longer shows that Songzai has shares of its stock registered under §12(g) of the Exchange Act, the Form 10-K/A now incorrectly shows that Songzai has shares of its common stock registered under §12(b) of the Exchange Act.  A revised and corrected cover page that we propose would be used by Songzai in connection with its definitive filing of the Form 10-K/A is attached hereto.

Craig Arakata
October 20, 2009

If you have any questions, by all means call me at either my Atlanta number above or my Los Angeles office number (213) 243-6130.

Very truly yours,

/s/ Thomas Wardell
Thomas Wardell

TW:jlt

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number: 333-66994

SONGZAI INTERNATIONAL HOLDING GROUP INC.
(Exact name of registrant as specified in its charter)

Nevada	43-1932733
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

17890 Castleton Street, Suite 112 City of Industry, California	91748
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number: (626) 581-8878

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐   No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained herein, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant’s most recently completed second fiscal quarter:  $56,385,547 computed by reference to $10.80 as of June 30, 2008 which is less than $75 million.

Number of shares of common stock outstanding as of March 23, 2009: 14,932,582.